# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sangoma Technologies Corp, CIK 0001753368
CUSIP: 80100R408
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Bay-Adelaide Centre, 333 Bay St, Suite 3400, Toronto, Ontario Canada (A6), M5H 2S7
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002024703

## Reporting persons
- XIB Asset Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,700,000; shared voting power 0; sole dispositive power 1,700,000; shared dispositive power 0; aggregate amount beneficially owned 1,700,000 (5.1% of the class)
  Comment: Portfolio Manager registered with the Ontario Securities Commission

## Item 1. Issuer
Name of issuer: Sangoma Technologies Corp
Address of issuer's principal executive offices: Bay-Adelaide Centre, 333 Bay St, Suite 3400, Toronto, ONTARIO, CANADA, M5H 2S7.

## Item 2. Person Filing
Name of person filing:
XIB Asset Management Inc. ("XIB"), a company incorporated under the laws of Ontario, Canada.
This statement is filed with respect to the Common Shares (as defined in Item 2(d)) held by private investment funds to which XIB serves as investment advisor (the "XIB Funds").
Address of principal business office or, if none, residence:
200 Bay Street, Suite 2102
Royal Bank Plaza
Toronto, Ontario
M5J 2J2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Portfolio Manager registered with the Ontario Securities Commission

## Item 4. Ownership
Amount beneficially owned:
1700000 Common Shares

The Common Shares are held by the XIB Funds, to which XIB provides discretionary investment advisory services, including authority to vote and dispose of the Common Shares, pursuant to an investment advisory agreement with each Fund. Accordingly, XIB may be deemed to beneficially own the Common Shares for purposes of Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4, XIB expressly disclaims beneficial ownership of the Common Shares, and this statement shall not be construed as an admission that XIB is the beneficial owner of the Common Shares for purposes of Section 13(d) or 13(g) of the Exchange Act.
Percent of class: 5.07
Sole power to vote or to direct the vote: 1700000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1700000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The XIB Funds have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Portfolio Manager registered with the Ontario Securities Commission is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- XIB Asset Management Inc.: /s/ Adam Morin, Adam Morin, Chief Compliance Officer (11/13/2026)